UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13E-3

RULE 13e-3 TRANSACTION STATEMENT UNDER SECTION 13(e)

OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1)

Shell Midstream Partners, L.P.

(Name of the Issuer)

SHELL MIDSTREAM PARTNERS, L.P.

SHELL MIDSTREAM PARTNERS GP LLC

SEMISONIC ENTERPRISES LLC

SHELL MIDSTREAM LP HOLDINGS LLC

SHELL USA, INC.

(Name of Persons Filing Statement)

COMMON UNITS

REPRESENTING LIMITED PARTNER INTERESTS

(Title of Class of Securities)

822634 101

(CUSIP Number of Class of Securities)

Stephanie Beauvais Shell USA, Inc. Shell Midstream LP Holdings LLC Semisonic Enterprises LLC 150 N. Dairy Ashford Rd. Houston, Texas 77079 Telephone: (888) 467-4355 (option 8)	Lori Muratta Shell Midstream Partners, L.P. Shell Midstream Partners GP LLC 150 N. Dairy Ashford Rd. Houston, Texas 77079 Telephone: (832) 337-2034

(Name, Address, and Telephone Numbers of Person Authorized to Receive Notices and Communications on Behalf of the Persons Filing Statement)

With copies to:

Joshua Davidson Baker Botts L.L.P. 910 Louisiana Street Houston, Texas 77002 Telephone: (713) 229-1234	Hillary H. Holmes Tull R. Florey Gibson, Dunn & Crutcher LLP 811 Main Street, Suite 2500 Houston, Texas 77002 Telephone: (346) 718-6600

This statement is filed in connection with (check the appropriate box):

a.	☒	The filing of solicitation materials or an information statement subject to Regulation 14A (§§240.14a-1 through 240.14b-2), Regulation 14C (§§240.14c-1 through 240.14c-101) or Rule 13e-3(c) (§240.13e-3(c)) under the Securities Exchange Act of 1934 (“the Act”).

b.	☐	The filing of a registration statement under the Securities Act of 1933.

c.	☐	A tender offer.

d.	☐	None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies:  ☒

Check the following box if the filing is a final amendment reporting the results of the transaction:  ☐

INTRODUCTION

This Amendment No. 1 to the Transaction Statement on Schedule 13E-3 (as originally filed on August 17, 2022, and together with all exhibits thereto and hereto, this “Amended Transaction Statement”), is being filed with the Securities and Exchange Commission (the “SEC”) by (i) Shell Midstream Partners, L.P., a Delaware limited partnership (the “Partnership”), (ii) Shell Midstream Partners GP LLC, a Delaware limited liability company and the general partner of the Partnership (the “General Partner”), (iii) Shell USA, Inc., a Delaware corporation (“Parent”), (iv) Shell Midstream LP Holdings LLC, a Delaware limited liability company and indirect wholly owned subsidiary of Parent (“Holdings”), and (v) Semisonic Enterprises LLC, a Delaware limited liability company and indirect wholly owned subsidiary of Parent (“Merger Sub”). Collectively, the persons filing this Amended Transaction Statement are referred to as the “filing persons.”

This Amended Transaction Statement relates to the Agreement and Plan of Merger, dated as of July 25, 2022, by and among Parent, Holdings, Merger Sub, the General Partner and the Partnership (the “Merger Agreement”). Pursuant to the Merger Agreement, Merger Sub will merge with and into the Partnership, with the Partnership surviving as an indirect wholly owned subsidiary of Parent (the “Merger”). Under the terms of the Merger Agreement, at the effective time of the Merger (the “Effective Time”), each issued and outstanding common unit representing a limited partner interest in the Partnership (each, a “Common Unit”) other than Common Units owned by Parent, Holdings, the General Partner and their respective affiliates (each, a “Public Common Unit” and the holders of such units, the “Public Unitholders”) will be converted into, and will thereafter represent only, the right to receive (i) $15.85 per Public Common Unit in cash, without any interest (the “Merger Consideration”), and (ii) any distribution in respect of the Common Units with a record date occurring prior to the Effective Time that may have been declared by the Partnership on the Common Units in accordance with the terms of the Merger Agreement and the Partnership Agreement and which remains unpaid at the Effective Time. In connection with the Merger, (i) all of the limited liability company interests in Merger Sub issued and outstanding immediately prior to the Effective Time will be converted into a number of Common Units in the Partnership as the surviving entity in the Merger equal to the number of Public Common Units converted into the right to receive the Merger Consideration and (ii) (A) the non-economic general partner interest in the Partnership, (B) the Common Units held by Parent and its affiliates and (iii) the Series A perpetual convertible preferred units representing limited partner interests in the Partnership (“Preferred Units”), each as are issued and outstanding immediately prior to the Effective Time, will not be cancelled, will not be converted into or entitle the holder thereof to receive the Merger Consideration and will remain outstanding as equity interests in the Partnership as the surviving entity in the Merger.

The conflicts committee (the “Conflicts Committee”) of the board of directors of the General Partner (the “GP Board”) consisting solely of individuals that satisfied the independence and other requirements for membership on the Conflicts Committee that are set forth in the Second Amended and Restated Agreement of Limited Partnership of the Partnership, dated as of April 1, 2020 (the “Partnership Agreement”), at a meeting duly called and held on July 25, 2022, unanimously (i) determined that the Merger Agreement and the transactions contemplated thereby, including the Merger, are in the best interests of the Partnership, including the Public Unitholders, (ii) approved the Merger Agreement and the transactions contemplated thereby, including the Merger (the foregoing constituting “Special Approval” for all purposes of the Partnership Agreement, including Section 7.10(a) thereof), (iii) recommended that the GP Board approve the Merger Agreement and the transactions contemplated thereby, including the Merger on the terms and subject to the conditions set forth in the Merger Agreement, and (iv) recommended that the GP Board (A) direct that the Merger Agreement and the transactions contemplated thereby, including the Merger be submitted to a vote of the limited partners of the Partnership (the “Limited Partners”) for approval pursuant to Section 14.3 of the Partnership Agreement and (B) authorize the Limited Partners to act by written consent pursuant to Section 13.11 of the Partnership Agreement.

Following the receipt of the recommendation of the Conflicts Committee (and the approval of the General Partner’s sole member), at a meeting duly called and held on July 25, 2022, the GP Board unanimously (a) determined that the Merger Agreement and the transactions contemplated thereby, including the Merger, are (1) fair and reasonable to the Public Unitholders and (2) in the best interests of the Partnership, including the Public Unitholders, (b) approved the Merger Agreement and the transactions contemplated thereby, including the Merger, (c) approved the execution, delivery and performance of the Merger Agreement and the transactions contemplated thereby, including the Merger, and (d) directed that the Merger Agreement and the transactions contemplated thereby, including the Merger, be submitted to a vote of the Limited Partners for approval pursuant to Section 14.3 of the Partnership Agreement, recommended approval of the Merger Agreement and the transactions contemplated thereby, including the Merger, by the Limited Partners and authorized the Limited Partners to act by written consent pursuant to Section 13.11 of the Partnership Agreement.

Concurrently with the execution of the Merger Agreement, Parent caused Holdings, which owns beneficially and of record 269,457,304 Common Units and 50,782,904 Preferred Units, collectively representing approximately 72% of the voting power of Partnership’s outstanding limited partner interests as of July 25, 2022, to deliver a written consent (the “Written Consent”) approving the Merger Agreement and the transactions contemplated thereby, including the Merger. Under the applicable provisions of the Partnership Agreement, the approval of the Merger Agreement requires the approval of a “Unit Majority,” which means at least a majority of the outstanding Common Units and outstanding Preferred Units, with such Preferred Units to be treated as Common Units on an “as if” converted basis, voting together as a single class. The delivery of the Written Consent is sufficient to approve the Merger Agreement and the transactions contemplated thereby, including the Merger, on behalf of the Limited Partners. As a result, the Partnership has not solicited and is not soliciting Public Unitholder approval of the Merger Agreement or the transactions contemplated thereby, including the Merger. Further, the Partnership does not intend to call a meeting of the Limited Partners for purposes of voting on the approval of the Merger Agreement or the Merger.

Completion of the Merger is subject to satisfaction or waiver of certain customary conditions.

Concurrently with the filing of this Amended Transaction Statement, the Partnership is filing with the SEC a preliminary information statement on Schedule 14C (the “Information Statement”). A copy of the Information Statement is attached hereto as Exhibit (a)(1) and a copy of the Merger Agreement is attached as Annex A to the Information Statement. All references in this Amended Transaction Statement to Items numbered 1001 to 1016 are references to Items contained in Regulation M-A under the Act.

Pursuant to General Instruction F to Schedule 13E-3, the information contained in the Information Statement, including all annexes thereto, is expressly incorporated herein by reference in its entirety, and responses to each item herein are qualified in their entirety by the information contained in the Information Statement and the annexes thereto. The cross-references below are being supplied pursuant to General Instruction G to Schedule 13E-3 and show the location in the Information Statement of the information required to be included in response to the items of Schedule 13E-3. As of the date hereof, the Information Statement is in preliminary form and is subject to completion. Terms used but not defined in this Amended Transaction Statement shall have the meanings given to them in the Information Statement.

While each of the filing persons acknowledges that the Merger is a going private transaction for purposes of Rule 13e-3 under the Act, the filing of this Amended Transaction Statement shall not be construed as an admission by any filing person, or by any affiliate of a filing person, that the Partnership is “controlled” by any of the filing persons and/or their respective affiliates.

All information concerning the Partnership contained in, or incorporated by reference into, this Amended Transaction Statement was supplied by the Partnership. Similarly, all information concerning each other filing person contained in, or incorporated by reference into, this Amended Transaction Statement was supplied by such filing person.

ITEM 1. SUMMARY TERM SHEET

Regulation M-A, Item 1001

The information set forth in the Information Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Questions and Answers About the Merger”

ITEM 2. SUBJECT COMPANY INFORMATION

Regulation M-A, Item 1002

(a)	Name and Address.

The information set forth in the Information Statement under the following caption is incorporated herein by reference:

“Summary Term Sheet—Parties to the Merger”

(b)	Securities.

The information set forth in the Information Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet—Parties to the Merger”

(c)	Trading Market and Price.

The information set forth in the Information Statement under the following caption is incorporated herein by reference:

“Common Unit Market Price and Distribution Information”

(d)	Dividends.

The information set forth in the Information Statement under the following caption is incorporated herein by reference:

“Common Unit Market Price and Distribution Information”

(e)	Prior Public Offerings.

Not applicable.

(f)	Prior Stock Purchases.

The information set forth in the Information Statement under the following caption is incorporated herein by reference:

“Certain Purchases and Sales of Common Units”

ITEM 3. IDENTITY AND BACKGROUND OF FILING PERSON

Regulation M-A, Item 1003

(a)	Name and Address.

The information set forth in the Information Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet—Parties to the Merger”

“Summary Term Sheet—The Merger”

“Information Concerning the Partnership”

“Information Concerning the Shell Filing Parties”

“Unit Ownership of Certain Beneficial Owners, Directors and Executive Officers of the Shell Filing Parties”

“Where You Can Find More Information”

(b)	Business and Background of Entities.

The information set forth in the Information Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet—Parties to the Merger”

“Summary Term Sheet—The Merger”

“Information Concerning the Partnership”

“Information Concerning the Shell Filing Parties”

“Unit Ownership of Certain Beneficial Owners, Directors and Executive Officers of the Shell Filing Parties”

“Where You Can Find More Information”

(c)	Business and Background of Natural Persons.

The information set forth in the Information Statement under the following captions is incorporated herein by reference:

“Information Concerning the Partnership”

“Information Concerning the Shell Filing Parties”

“Unit Ownership of Certain Beneficial Owners, Directors and Executive Officers of the Shell Filing Parties”

“Where You Can Find More Information”

ITEM 4. TERMS OF THE TRANSACTION

Regulation M-A, Item 1004

(a)	Material Terms.

The information set forth in the Information Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Questions and Answers about the Merger”

“Special Factors—Effects of the Merger”

“Special Factors—Reasons for Approval of the Merger Agreement and the Merger by the Conflicts Committee and the GP Board”

“Special Factors— Interests of the Directors and Executive Officers of the General Partner in the Merger”

“Special Factors—Position of the Shell Filing Parties as to the Fairness of the Merger”

“Special Factors—Purposes and Reasons of the Shell Filing Parties for the Merger”

“Special Factors—Primary Benefits and Detriments of the Merger”

“Special Factors—Ownership of the Partnership After the Merger”

“Special Factors—Financing of the Merger”

“Special Factors—Provisions for Public Unitholders”

“Special Factors—Delisting and Deregistration of Common Units”

“Special Factors—No Appraisal Rights”

“Special Factors—Accounting Treatment of the Merger”

“The Merger Agreement”

“Material U.S. Federal Income Tax Consequences of the Merger”

“Unit Ownership of Certain Beneficial Owners, Directors and Executive Officers of the Shell Filing Parties”

“Annex A: Agreement and Plan of Merger”

(b)	Purchases.

Not required by Schedule 13E-3.

(c)	Different Terms.

The information set forth in the Information Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Questions and Answers about the Merger”

“Special Factors—Effects of the Merger”

“Special Factors—Interests of the Directors and Executive Officers of the General Partner in the Merger”

“Special Factors—No Appraisal Rights”

“The Merger Agreement”

“Annex A: Agreement and Plan of Merger”

(d)	Appraisal Rights.

The information set forth in the Information Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet—No Appraisal Rights”

“Questions and Answers about the Merger”

“Special Factors—No Appraisal Rights”

(e)	Provisions for Unaffiliated Security Holders.

The information set forth in the Information Statement under the following caption is incorporated herein by reference:

“Special Factors—Provisions for Public Unitholders”

(f)	Eligibility for Listing or Trading.

Not applicable.

ITEM 5. PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS

Regulation M-A, Item 1005

(a)	Transactions.

The information set forth in the Information Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet—Parties to the Merger”

“Special Factors—Background of the Merger”

“Special Factors—Effects of the Merger”

“Special Factors—Interests of the Directors and Executive Officers of the General Partner in the Merger”

“Unit Ownership of Certain Beneficial Owners, Directors and Executive Officers of the Shell Filing Parties”

“Certain Purchases and Sales of Common Units”

“Information Concerning the Shell Filing Parties”

“Where You Can Find More Information”

(b)	Significant Corporate Events.

The information set forth in the Information Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Special Factors—Background of the Merger”

“Special Factors—Effects of the Merger”

“Special Factors—Reasons for Approval of the Merger Agreement and the Merger by the Conflicts Committee and the GP Board”

“Special Factors—Interests of the Directors and Executive Officers of the General Partner in the Merger”

“Special Factors—Position of the Shell Filing Parties as to the Fairness of the Merger”

“Special Factors—Purposes and Reasons of the Shell Filing Parties for the Merger”

“The Merger Agreement”

“Certain Purchases and Sales of Common Units”

“Information Concerning the Shell Filing Parties”

“Where You Can Find More Information”

“Annex A: Agreement and Plan of Merger”

(c)	Negotiations or Contacts.

The information set forth in the Information Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Special Factors—Background of the Merger”

“Special Factors—Effects of the Merger”

“Special Factors—Reasons for Approval of the Merger Agreement and the Merger by the Conflicts Committee and the GP Board”

“Special Factors—Interests of the Directors and Executive Officers of the General Partner in the Merger”

“Special Factors—Position of the Shell Filing Parties as to the Fairness of the Merger”

“Special Factors—Purposes and Reasons of the Shell Filing Parties for the Merger”

“The Merger Agreement”

“Certain Purchases and Sales of Common Units”

“Information Concerning the Shell Filing Parties”

“Where You Can Find More Information”

“Annex A: Agreement and Plan of Merger”

(d)	Conflicts of Interest.

Not required by Schedule 13E-3.

(e)	Agreements Involving the Subject Company’s Securities.

The information set forth in the Information Statement under the following captions is incorporated herein by reference:

“Special Factors—Interests of the Directors and Executive Officers of the General Partner in the Merger”

“The Merger Agreement”

“Certain Purchases and Sales of Common Units”

“Unit Ownership of Certain Beneficial Owners, Directors and Executive Officers of the Shell Filing Parties”

“Where You Can Find More Information”

“Annex A: Agreement and Plan of Merger”

ITEM 6. PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS

Regulation M-A, Item 1006

(a)	Purposes.

Not required by Schedule 13E-3.

(b)	Use of Securities Acquired.

The information set forth in the Information Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet—Effects of the Merger”

“Summary Term Sheet—The Merger Consideration”

“Special Factors—Effects of the Merger”

“Special Factors—Purposes and Reasons of the Shell Filing Parties for the Merger”

“Special Factors—Primary Benefits and Detriments of the Merger”

“Special Factors—Interests of the Directors and Executive Officers of the General Partner in the Merger”

“The Merger Agreement”

“Annex A: Agreement and Plan of Merger”

(c)	(1)-(8) Plans.

The information set forth in the Information Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Questions and Answers About the Merger”

“Special Factors—Background of the Merger”

“Special Factors—Effects of the Merger”

“Special Factors—Reasons for Approval of the Merger Agreement and the Merger by the Conflicts Committee and the GP Board”

“Special Factors—Interests of the Directors and Executive Officers of the General Partner in the Merger”

“Special Factors—Financing of the Merger”

“Special Factors—Delisting and Deregistration of Common Units”

“Special Factors—Primary Benefits and Detriments of the Merger”

“The Merger Agreement”

“Common Unit Market Price and Distribution Information”

“Delisting and Deregistration of Common Units”

“Annex A: Agreement and Plan of Merger”

(d)	Subject Company Negotiations.

Not required by Schedule 13E-3.

ITEM 7. PURPOSES, ALTERNATIVES, REASONS AND EFFECTS

Regulation M-A, Item 1013

(a)	Purposes.

The information set forth in the Information Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet—The Merger”

“Summary Term Sheet—Effects of the Merger”

“Questions and Answers About the Merger”

“Special Factors—Effects of the Merger”

“Special Factors—Background of the Merger”

“Special Factors—Reasons for Approval of the Merger Agreement and the Merger by the Conflicts Committee and the GP Board”

“Special Factors—Interests of the Directors and Executive Officers of the General Partner in the Merger”

“Special Factors—Position of the Shell Filing Parties as to the Fairness of the Merger”

“Special Factors—Purposes and Reasons of the Shell Filing Parties for the Merger”

“Special Factors—Primary Benefits and Detriments of the Merger”

(b)	Alternatives.

The information set forth in the Information Statement under the following captions is incorporated herein by reference:

“Special Factors—Background of the Merger”

“Special Factors—Reasons for Approval of the Merger Agreement and the Merger by the Conflicts Committee and the GP Board”

“Special Factors—Position of the Shell Filing Parties as to the Fairness of the Merger”

“Special Factors—Purposes and Reasons of the Shell Filing Parties for the Merger”

“Special Factors—Primary Benefits and Detriments of the Merger”

(c)	Reasons.

The information set forth in the Information Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet—The Merger”

“Summary Term Sheet—Effects of the Merger”

“Summary Term Sheet—The Conflicts Committee and GP Board Recommendations and Reasons for the Merger”

“Questions and Answers About the Merger”

“Special Factors—Effects of the Merger”

“Special Factors—Background of the Merger”

“Special Factors—Reasons for Approval of the Merger Agreement and the Merger by the Conflicts Committee and the GP Board”

“Special Factors—Interests of the Directors and Executive Officers of the General Partner in the Merger”

“Special Factors—Position of the Shell Filing Parties as to the Fairness of the Merger”

“Special Factors—Purposes and Reasons of the Shell Filing Parties for the Merger”

“Special Factors—Primary Benefits and Detriments of the Merger”

(d)	Effects.

The information set forth in the Information Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet—The Merger”

“Summary Term Sheet—The Merger Consideration”

“Summary Term Sheet—Effects of the Merger”

“Summary Term Sheet—Material U.S. Federal Income Tax Consequences of the Merger”

“Summary Term Sheet—Delisting and Deregistration of Common Units”

“Questions and Answers About the Merger”

“Special Factors—Effects of the Merger”

“Special Factors—Background of the Merger”

“Special Factors—Interests of the Directors and Executive Officers of the General Partner in the Merger”

“Special Factors—Position of the Shell Filing Parties as to the Fairness of the Merger”

“Special Factors—Purposes and Reasons of the Shell Filing Parties for the Merger”

“Special Factors—Primary Benefits and Detriments of the Merger”

“Special Factors—Material U.S. Federal Income Tax Consequences of the Merger”

“The Merger Agreement”

“Material U.S. Federal Income Tax Consequences of the Merger”

“Delisting and Deregistration of Common Units”

“Annex A: Agreement and Plan of Merger”

ITEM 8. FAIRNESS OF THE TRANSACTION

Regulation M-A, Item 1014

(a)	Fairness.

The information set forth in the Information Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet—The Conflicts Committee and GP Board Recommendations and Reasons for the Merger”

“Summary Term Sheet—Opinion of Financial Advisor to the Conflicts Committee”

“Questions and Answers About the Merger”

“Special Factors—Effects of the Merger”

“Special Factors—Background of the Merger”

“Special Factors—Resolution of Conflicts of Interest; Standards of Conduct and Modification of Duties”

“Special Factors—Reasons for Approval of the Merger Agreement and the Merger by the Conflicts Committee and the GP Board”

“Special Factors—Interests of the Directors and Executive Officers of the General Partner in the Merger”

“Special Factors—Position of the Shell Filing Parties as to the Fairness of the Merger”

“Special Factors—Purposes and Reasons of the Shell Filing Parties for the Merger”

“Special Factors—Primary Benefits and Detriments of the Merger”

“Special Factors—Opinion of Financial Advisor to the Conflicts Committee”

“The Merger Agreement”

“Annex B: Opinion of Intrepid Partners, LLC”

(b)	Factors Considered in Determining Fairness.

The information set forth in the Information Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet—The Conflicts Committee and GP Board Recommendations and Reasons for the Merger”

“Summary Term Sheet—Opinion of Financial Advisor to the Conflicts Committee”

“Questions and Answers About the Merger”

“Special Factors—Effects of the Merger”

“Special Factors—Background of the Merger”

“Special Factors—Resolution of Conflicts of Interest; Standards of Conduct and Modification of Duties”

“Special Factors—Reasons for Approval of the Merger Agreement and the Merger by the Conflicts Committee and the GP Board”

“Special Factors—Unaudited Financial Projections of the Partnership”

“Special Factors—Opinion of Financial Advisor to the Conflicts Committee”

“Special Factors—Interests of the Directors and Executive Officers of the General Partner in the Merger”

“Special Factors—Position of the Shell Filing Parties as to the Fairness of the Merger”

“Special Factors—Purposes and Reasons of the Shell Filing Parties for the Merger”

“Special Factors—Primary Benefits and Detriments of the Merger”

“Common Unit Market Price and Distribution Information”

“The Merger Agreement”

“Certain Purchases and Sales of Common Units”

“Annex B: Opinion of Intrepid Partners, LLC”

(c)	Approval of Security Holders.

The information set forth in the Information Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet—Action by Written Consent”

“Summary Term Sheet—Conditions to Completion of the Merger”

“Questions and Answers About the Merger”

“Special Factors—Reasons for Approval of the Merger Agreement and the Merger by the Conflicts Committee and the GP Board”

“Special Factors—Purposes and Reasons of the Shell Filing Parties for the Merger”

“Special Factors—Primary Benefits and Detriments of the Merger”

“The Merger Agreement”

(d)	Unaffiliated Representative.

The information set forth in the Information Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet—The Conflicts Committee and GP Board Recommendations and Reasons for the Merger”

“Summary Term Sheet—Opinion of Financial Advisor to the Conflicts Committee”

“Special Factors—Background of the Merger”

“Special Factors—Reasons for Approval of the Merger Agreement and the Merger by the Conflicts Committee and the GP Board”

“Special Factors—Position of the Shell Filing Parties as to the Fairness of the Merger”

“Annex B: Opinion of Intrepid Partners, LLC”

(e)	Approval of Directors.

The information set forth in the Information Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet—The Conflicts Committee and GP Board Recommendations and Reasons for the Merger”

“Special Factors—Reasons for Approval of the Merger Agreement and the Merger by the Conflicts Committee and the GP Board”

“Special Factors—Position of the Shell Filing Parties as to the Fairness of the Merger”

“The Merger Agreement”

(f)	Other Offers.

Not applicable.

ITEM 9. REPORTS, OPINIONS, APPRAISALS AND CERTAIN NEGOTIATIONS

Regulation M-A, Item 1015

(a)	Report, Opinion or Appraisal; Preparer and Summary of the Report, Opinion or Appraisal.

The discussion and/or presentation materials prepared by Intrepid Partners, LLC and provided to the Conflicts Committee, dated March 8, 2022, March 28, 2022, April 12, 2022, April 25, 2022, May 6, 2022, June 16, 2022, June 28, 2022, July 11, 2022 and July 25, 2022 are set forth as Exhibits (c) (2)—(c)(10), respectively, hereto and are incorporated herein by reference. The information set forth in the Information Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet—The Conflicts Committee and GP Board Recommendations and Reasons for the Merger”

“Summary Term Sheet—Opinion of Financial Advisor to the Conflicts Committee”

“Special Factors—Effects of the Merger”

“Special Factors—Background of the Merger”

“Special Factors—Reasons for Approval of the Merger Agreement and the Merger by the Conflicts Committee and the GP Board”

“Special Factors—Unaudited Financial Projections of the Partnership”

“Special Factors—Fees and Expenses”

“Special Factors—Opinion of Financial Advisor to the Conflicts Committee”

“Special Factors—Position of the Shell Filing Parties as to the Fairness of the Merger”

“Special Factors—Purposes and Reasons of the Shell Filing Parties for the Merger”

“The Merger Agreement”

“Annex B: Opinion of Intrepid Partners, LLC”

(b)	Preparer and Summary of Report, Opinion or Appraisal.

The information set forth in the Information Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet—The Conflicts Committee and GP Board Recommendations and Reasons for the Merger”

“Summary Term Sheet—Opinion of Financial Advisor to the Conflicts Committee”

“Special Factors—Effects of the Merger”

“Special Factors—Background of the Merger”

“Special Factors—Reasons for Approval of the Merger Agreement and the Merger by the Conflicts Committee and the GP Board”

“Special Factors—Opinion of Financial Advisor to the Conflicts Committee”

“Special Factors—Position of the Shell Filing Parties as to the Fairness of the Merger”

“Special Factors—Purposes and Reasons of the Shell Filing Parties for the Merger”

“Special Factors—Fees and Expenses”

“The Merger Agreement”

“Annex B: Opinion of Intrepid Partners, LLC”

(c)	Availability of Documents.

The reports, opinions or appraisals referenced in this Item 9 are filed herewith and will be made available for inspection and copying at the principal executive offices of the Partnership during its regular business hours by any interested holder of Common Units.

ITEM 10. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Regulation M-A, Item 1007

(a)	Source of Funds.

The information set forth in the Information Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet—Financing of the Merger”

“Summary Term Sheet—Expenses Relating to the Merger”

“Special Factors—Financing of the Merger”

“Special Factors—Fees and Expenses”

“The Merger Agreement”

(b)	Conditions.

The information set forth in the Information Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet—Conditions to Completion of the Merger”

“Summary Term Sheet—Financing of the Merger”

“Special Factors—Financing of the Merger”

“Special Factors—Fees and Expenses”

“Special Factors—Effect of Termination; Termination Expenses”

“The Merger Agreement”

(c)	Expenses.

The information set forth in the Information Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet—Termination of the Merger Agreement”

“Summary Term Sheet—Effect of Termination; Termination Expenses”

“Summary Term Sheet—Financing of the Merger”

“Summary Term Sheet—Expenses Relating to the Merger”

“Special Factors—Financing of the Merger”

“Special Factors—Fees and Expenses”

“Special Factors—Effect of Termination; Termination Expenses”

“Special Factors—Opinion of Financial Advisor to the Conflicts Committee”

(d)	Borrowed Funds.

The information set forth in the Information Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet—Financing of the Merger”

“Special Factors—Financing of the Merger”

ITEM 11. INTEREST IN SECURITIES OF THE SUBJECT COMPANY

Regulation M-A, Item 1008

(a)	Securities Ownership.

The information set forth in the Information Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet—Parties to the Merger”

“Summary Term Sheet—Relationship of the Parties to the Merger”

“Summary Term Sheet—Effects of the Merger”

“Special Factors—Effects of the Merger”

“Special Factors—Interests of the Directors and Executive Officers of the General Partner in the Merger”

“Unit Ownership of Certain Beneficial Owners, Directors and Executive Officers of the Shell Filing Parties”

(b)	Securities Transactions.

The information set forth in the Information Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet—Parties to the Merger”

“Summary Term Sheet—Relationship of the Parties to the Merger”

“Summary Term Sheet—Effects of the Merger”

“Special Factors—Effects of the Merger”

“Special Factors—Interests of the Directors and Executive Officers of the General Partner in the Merger”

“Unit Ownership of Certain Beneficial Owners, Directors and Executive Officers of the Shell Filing Parties”

“Certain Purchases and Sales of Common Units”

ITEM 12. THE SOLICITATION OR RECOMMENDATION

Regulation M-A, Item 1012

(a)	Solicitation or Recommendation.

Not required by Schedule 13E-3.

(b)	Reasons.

Not required by Schedule 13E-3.

(c)	Intent to Tender.

Not required by Schedule 13E-3.

(d)	Intent to Tender or Vote in a Going-Private Transaction.

The information set forth in the Information Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet—The Conflicts Committee and GP Board Recommendations and Reasons for the Merger”

“Summary Term Sheet—Action by Written Consent”

“Special Factors—Background of the Merger”

“Special Factors—Reasons for Approval of the Merger Agreement and the Merger by the Conflicts Committee and the GP Board”

“Special Factors—Position of the Shell Filing Parties as to the Fairness of the Merger”

“Special Factors—Interests of the Directors and Executive Officers of the General Partner in the Merger”

“Special Factors—Purposes and Reasons of the Shell Filing Parties for the Merger”

“The Merger Agreement”

“Annex A: Agreement and Plan of Merger”

(e)	Recommendations of Others.

The information set forth in the Information Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet—The Conflicts Committee and GP Board Recommendations and Reasons for the Merger”

“Summary Term Sheet—Action by Written Consent”

“Special Factors—Background of the Merger”

“Special Factors—Reasons for Approval of the Merger Agreement and the Merger by the Conflicts Committee and the GP Board”

“Special Factors—Position of the Shell Filing Parties as to the Fairness of the Merger”

“Special Factors—Interests of the Directors and Executive Officers of the General Partner in the Merger”

“Special Factors—Purposes and Reasons of the Shell Filing Parties for the Merger”

“The Merger Agreement”

“Annex A: Agreement and Plan of Merger”

ITEM 13. FINANCIAL STATEMENTS

Regulation M-A, Item 1010

(a)	Financial Information.

The information set forth under the caption “Where You Can Find More Information” in the Information Statement is incorporated herein by reference.

The Partnership’s Annual Report on Form 10-K for the fiscal year ended December 31, 2021 and Quarterly Report on Form 10-Q for the quarterly periods ended March 31, 2022 and June 30, 2022 are incorporated herein by reference.

The information set forth in the Information Statement under the following captions is incorporated herein by reference:

“Special Factors—Effects of the Merger”

(b)	Pro Forma Information.

Not applicable. Paragraph (b) of Item 1010 of Regulation M-A requires the presentation of such pro forma data only if material. The Merger Consideration will consist solely of cash, and, as a result, the Public Unitholders will not have a continuing interest in the Partnership after the Merger. Additionally, the Merger is not subject to any financing condition and Parent does not expect any difficulties in obtaining the cash required to fund the Merger. Accordingly, such pro forma data is not material to the Public Unitholders and has not been presented.

ITEM 14. PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED

Regulation M-A, Item 1009

(a)	Solicitations or Recommendations.

The information set forth in the Information Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet—The Conflicts Committee and GP Board Recommendations and Reasons for the Merger”

“Special Factors—Position of the Shell Filing Parties as to the Fairness of the Merger”

“Questions and Answers About the Merger”

“Special Factors—Background of the Merger”

“Special Factors—Reasons for Approval of the Merger Agreement and the Merger by the Conflicts Committee and the GP Board”

“Special Factors—Opinion of Financial Advisor to the Conflicts Committee”

“Special Factors—Interests of the Directors and Executive Officers of the General Partner in the Merger”

“Special Factors—Fees and Expenses”

(b)	Employees and Corporate Assets.

The information set forth in the Information Statement under the following captions is incorporated herein by reference:

“Questions and Answers About the Merger”

“Special Factors—Background of the Merger”

“Special Factors—Reasons for Approval of the Merger Agreement and the Merger by the Conflicts Committee and the GP Board”

“Special Factors—Interests of the Directors and Executive Officers of the General Partner in the Merger”

“Special Factors—Fees and Expenses”

ITEM 15. ADDITIONAL INFORMATION

Regulation M-A Item 1011

(a)	Agreements, Regulatory Requirements and Legal Proceedings.

Not required by Schedule 13E-3.

(b)	Golden Parachute Compensation.

The information set forth in the Information Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet—Interests of the Directors and Executive Officers of the General Partner in the Merger”

“Special Factors—Effects of the Merger”

“Unit Ownership of Certain Beneficial Owners, Directors and Executive Officers of the Shell Filing Parties”

(c)	Other Material Information.

The information set forth in the Information Statement, including all annexes thereto, is incorporated herein by reference.

ITEM 16. EXHIBITS

Regulation M-A, Item 1016

Exhibit No.	Description

(a)(1)	Preliminary Information Statement of Shell Midstream Partners, L.P. (incorporated herein by reference to Shell Midstream Partners, L.P.’s Information Statement on Schedule 14C filed concurrently with the SEC).

(a)(2)	Press release issued by Shell Midstream Partners, L.P. and Shell USA, Inc., dated July 28, 2022 (incorporated by reference to Exhibit 99.1 to Shell Midstream Partners, L.P.’s Current Report on Form 8-K filed on July 28, 2022).

(a)(3)	Letter to Shell Midstream Partners, L.P.’s Common Unitholders (incorporated herein by reference to the Information Statement filed herewith as Exhibit (a)(1)).

(c)(1)	Opinion of Intrepid Partners, LLC to the Conflicts Committee of the Board of Directors of Shell Midstream Partners GP LLC, dated July 25, 2022 (incorporated herein by reference to Annex B to the Information Statement filed herewith as Exhibit (a)(1)).

(c)(2)*	Discussion materials prepared by Intrepid Partners, LLC, dated March 8, 2022, for the Conflicts Committee of the Board of Directors of Shell Midstream Partners GP LLC.

(c)(3)*	Discussion materials prepared by Intrepid Partners, LLC, dated March 28, 2022, for the Conflicts Committee of the Board of Directors of Shell Midstream Partners GP LLC.

(c)(4)*	Discussion materials prepared by Intrepid Partners, LLC, dated April 12, 2022, for the Conflicts Committee of the Board of Directors of Shell Midstream Partners GP LLC.

(c)(5)*	Discussion materials prepared by Intrepid Partners, LLC, dated April 25, 2022, for the Conflicts Committee of the Board of Directors of Shell Midstream Partners GP LLC.

(c)(6)*	Discussion materials prepared by Intrepid Partners, LLC, dated May 6, 2022, for the Conflicts Committee of the Board of Directors of Shell Midstream Partners GP LLC.

(c)(7)*	Discussion materials prepared by Intrepid Partners, LLC, dated June 16, 2022, for the Conflicts Committee of the Board of Directors of Shell Midstream Partners GP LLC.

(c)(8)*	Discussion materials prepared by Intrepid Partners, LLC, dated June 28, 2022, for the Conflicts Committee of the Board of Directors of Shell Midstream Partners GP LLC.

(c)(9)*	Discussion materials prepared by Intrepid Partners, LLC, dated July 11, 2022, for the Conflicts Committee of the Board of Directors of Shell Midstream Partners GP LLC.

(c)(10)*	Discussion materials prepared by Intrepid Partners, LLC, dated July 25, 2022, for the Conflicts Committee of the Board of Directors of Shell Midstream Partners GP LLC.

(d)(1)	Agreement and Plan of Merger, dated as of July 25, 2022, by and among Shell USA, Inc., Semisonic Enterprises LLC, Shell Midstream LP Holdings LLC, Shell Midstream Partners, L.P. and Shell Midstream Partners GP LLC (included as Annex A to the Information Statement filed herewith as Exhibit (a)(1)).

(f)(1)	Second Amended and Restated Agreement of Limited Partnership of the Shell Midstream Partners, L.P., dated as of April 1, 2020 (incorporated by reference to Exhibit 3.1 to the Shell Midstream Partners, L.P.’s Current Report on Form 8-K filed on April 2, 2020).

(f)(2)*	Delaware Code Title 6 § 17-212.

(h)*	Filing Fee Table.

*	Previously filed with the Schedule 13E-3 filed with the SEC on August 17, 2022.

SIGNATURES

After due inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated as of September 12, 2022	SHELL MIDSTREAM PARTNERS, L.P.

By: SHELL MIDSTREAM PARTNERS GP LLC, its general partner

	By:	/s/ Shawn J. Carsten
Name: Shawn J. Carsten
Title: Vice President and Chief Financial Officer

Dated as of September 12, 2022	SHELL MIDSTREAM PARTNERS GP LLC

	By:	/s/ Shawn J. Carsten
Name: Shawn J. Carsten
Title: Vice President and Chief Financial Officer

Dated as of September 12, 2022	SHELL USA, INC.

	By:	/s/ Thomas P. Stokes
Name: Thomas P. Stokes
Title: Attorney-in-Fact

Dated as of September 12, 2022	SHELL MIDSTREAM LP HOLDINGS LLC

	By:	/s/ Shawn J. Carsten
Name: Shawn J. Carsten
Title: Vice President and Chief Financial Officer

Dated as of September 12, 2022	SEMISONIC ENTERPRISES LLC

	By:	/s/ Thomas P. Stokes
Name: Thomas P. Stokes
Title: Attorney-in-Fact